Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Havrekärnan AB	Sweden
Oatly AB	Sweden
Oatly EMEA AB	Sweden
Oatly Sweden Operations & Supply AB	Sweden
Oatly UK Ltd.	United Kingdom
Oatly Germany GmbH	Germany
Oatly US, Inc.	United States
Oatly US Operations & Supply Inc.	United States
Oatly Shanghai Ltd.	China
Oatly Food Co. Ltd.	China
Oatly Hong Kong Holding Ltd.	Hong Kong, China
Oatly Singapore Operations & Supply Pte Ltd.	Singapore